UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Nomad Foods Limited

(Name of Issuer)

Ordinary Shares, No Par Value

(Title of Class of Securities)

G6564A105

(CUSIP Number)

TOMS Acquisition I LLC

450 W. 14th Street, 13th Floor

New York, NY 10014

Attn: Noam Gottesman

(212) 524 -7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 2, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §  240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G6564A 105	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Noam Gottesman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,044,153*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,044,153*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,044,153*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5

SCHEDULE 13D

CUSIP No. 72766Q 105	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TOMS Acquisition I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,163,200 *
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,163,200 *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,163,200 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. 72766Q 105	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TOMS Capital Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,880,953*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,880,953*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,880,953*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, no par value (the “Ordinary Shares”), of Nomad Foods Limited, a company incorporated with limited liability under the laws of the British Virgin Islands (the “Issuer”). The principal executive offices of the Issuer are located at No. 1 New Square, Bedfont Lakes Business Park, Feltham, Middlesex TW14 8HA.

Item 2.	Identity and Background.

(a)	This Statement is being jointly filed by Noam Gottesman (“Gottesman”), TOMS Acquisition I LLC, a Delaware limited liability company (“TOMS Acquisition”), and TOMS Capital Investments LLC, a Delaware limited liability company (“TCI” and together with Gottesman and TOMS Acquisition, collectively referred to as the “Reporting Persons”), pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

(b)	The business address of each of the Reporting Persons is 450 W. 14th Street, 13th Floor, New York, NY 10014.

(c)	The present principal business of each of TOMS Acquisition and TCI is that of a private investment partnership, engaged in the purchase and sale of securities for investment for its own account. Gottesman directs the voting and investment activities of TOMS Acquisition, TCI and other affiliated private investment vehicles.

(d)	None of the Reporting Persons, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons, were, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of TOMS Acquisition and TCI are organized under the laws of the State of Delaware. Gottesman is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

TOMS Acquisition is engaged in the purchase and sale of securities for investment for its own account. The source of funds is the investment capital of TOMS Acquisition. The Dividend Shares (as defined below) were acquired pursuant to the dividend declared by the Issuer as described in Item 4 below.

The information set forth in Item 4 of this Statement is incorporated herein by reference.

Item 4.	Purpose of Transaction.

TOMS Acquisition purchased 750,000 founder preferred shares (the “Founder Preferred Shares”) from the Issuer in connection with the Issuer’s initial public offering on April 15, 2014, which Founder Preferred Shares are convertible, on a one-for-one basis, into Ordinary Shares.

On January 2, 2018, TOMS Acquisition was issued 4,352,945 Ordinary Shares by the Issuer (the “Dividend Shares”) as a dividend on its Founder Preferred Shares. The number of Dividend Shares issued was based on the share price appreciation of the Ordinary Shares as described in the Issuer’s amended and restated memorandum and articles of association.

The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, (c) to enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer or (d) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) - (b)	As of the date hereof, Gottesman, TOMS Acquisition and TCI may be deemed to beneficially own and have shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, an aggregate of 10,044,153, 8,163,200 and 1,880,953 Ordinary Shares (which includes shares convertible into Ordinary Shares within 60 days), respectively. These amounts consist of (i) 7,413,200 Ordinary Shares held directly by TOMS Acquisition, (ii) 1,880,953 Ordinary Shares held directly by TCI and (iii) 750,000 Founder Preferred Shares held directly by TOMS Acquisition that are convertible into the same numbers of Ordinary Shares. In the aggregate, such 10,044,153, 8,163,200 and 1,880,953 Ordinary Shares represent approximately 5.7%, 4.7% and 1.1% of all outstanding Ordinary Shares (calculated based on 173,997,436 Ordinary Shares outstanding as of January 2, 2018 (as reported in the Issuer’s Report on Form 6-K filed on January 2, 2018) and assuming the conversion of the Reporting Person’s Founder Preferred Shares, but without including any conversion of Founder Preferred Shares held by any other person).

(c)	Except as otherwise described herein, no other transactions were effected by the Reporting Persons in the past 60 days.

(d)	Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares of the Issuer reported by this Statement.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the terms of the Founder Preferred Shares, as described in the Issuer’s amended and restated memorandum and articles of association, holders of the Founder Preferred Shares are entitled to receive annual dividend payments if certain performance conditions are met. The Founder Preferred Shares will be automatically converted into Ordinary Shares on a one for one basis (i) in the event of a change of control of the Issuer or (ii) on the last day of the seventh full financial year following the acquisition of Iglo Foods Holdings Limited (which closed on June 1, 2015). Each Founder Preferred Share is convertible into one Ordinary Share at the option of the holder and has certain voting rights.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A — Joint Filing Agreement among the Reporting Persons, dated January 12, 2018.

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2018	TOMS ACQUISITION I LLC

	By:	/s/ Noam Gottesman
	Name:	Noam Gottesman
	Title:	Managing Member

TOMS CAPITAL INVESTMENTS LLC

	By:	/s/ Noam Gottesman
	Name:	Noam Gottesman
	Title:	President

/s/ Noam Gottesman Noam Gottesman